Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

May 16, 2024

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Shane Callaghan and Perry Hindin Division of Corporation Finance Office of Mergers & Acquisitions
Re:	American Strategic Investment Co. Schedule TO-T Filed May 7, 2024 by Bellevue Capital Partners, LLC File No. 005-90261

Dear Mr. Shane Callaghan and Mr. Perry Hindin:

Reference is made to the Tender Offer Statement on Schedule TO-T (the “Schedule TO”) and the Offer to Purchase, filed as Exhibit (a)(1) to the Schedule TO (the “Offer to Purchase” and, together with the Schedule TO, the “Tender Offer Materials”), originally filed by Bellevue Capital Partners, LLC (“Bellevue”) on May 7, 2024. This letter responds to the comments received in a letter from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated May 10, 2024 (the “Comment Letter”), relating to the above referenced Schedule TO. For your convenience, set forth below are the Staff’s comments followed by Bellevue’s responses thereto. Certain capitalized terms set forth in this letter are used as defined in the Tender Offer Materials.

Bellevue respectfully submits the following as its responses to the Staff:

Tender Offer Statement on Schedule TO-T Filed May 7, 2024

General

1.	Given that the Offer seeks to buy less than all of the outstanding class of securities, and Bellevue is not subject to the periodic reporting requirements under the Securities Exchange Act of 1934 and rules thereunder, the safe harbor codified at Instruction 2 to Item 10 of Schedule TO is unavailable. Please provide us with a legal analysis that explains the basis for the position that the financial condition of Bellevue is immaterial to a shareholder’s decision whether or not to participate in the Offer. Alternatively, please revise to disclose the information required by Item 10 of Schedule TO.

Bellevue acknowledges the Staff’s comment and respectfully advises the Staff that the financial disclosure described in Item 10 of Schedule TO would not add material disclosure to the information available to holders in the Offer. As described in the Offer to Purchase, the Offer will be funded through Bellevue’s available cash, which Bellevue expects will be sufficient to fulfill its total commitments in the Offer.

Securities and Exchange Commission Division of Corporation Finance May 16, 2024 Page 2

Item 10 of Schedule TO requires the disclosure of financial information regarding the offeror, as specified in Item 1010(a)-(b) of Regulation M-A, only where such information is material. Instruction 1 of Item 10 states that “[t]he facts and circumstances of a tender offer, particularly the terms of the tender offer, may influence a determination as to whether financial statements are material, and thus required to be disclosed.” The Regulation M-A adopting release (Release No. 33-7760, 34-42055; October 22, 1999) (the “Release”) states that there are several factors that should be considered in determining whether financial statements are material, including the ability of the bidder to pay for securities sought in the tender offer and/or to repay any loans in connection with the tender offer and whether the offer is subject to a financing condition. As noted in the Release, the Commission “believe[s] security holders may need financial information for the bidder when an offer is subject to a financing condition so they can evaluate the terms of the offer, gauge the likelihood of the offer’s success and make an informed investment decision.” Further, we note that the Release states that Instruction 2 of Item 10 is a safe harbor and is therefore not the exclusive means for determining whether financial statements should be deemed material.

In accordance with the above provisions and Commission guidance, Bellevue respectfully submits that the financial information of Bellevue is not material to holders of shares in determining whether to tender their shares sought in the Offer because Bellevue has the financial resources to pay for the tendered shares, there are no financing contingencies to the Offer and the Offer consideration consists solely of cash.

Given the circumstances and terms of this Offer, to require inclusion of Bellevue financial statements for the Offer would involve unnecessary and unreasonable time, effort and expense, without providing any more material information to holders than the information presented in the Offer to Purchase.

2.	We note that Bellevue currently owns approximately 50.6% of the Company’s common stock. Given Bellevue’s existing affiliate status, please provide an analysis as to why the Offer should not be deemed the first step in a going private transaction under Exchange Act Rule 13e-3 that required the filing of a Schedule 13E-3 at the time set forth in General Instruction D. For guidance, see Rule 13e-3(a)(3)(ii) and Q&A #4 of Exchange Act Release No. 34-17719.

Bellevue respectfully advises the Staff that the Offer is not the first step in a series of transactions with the purpose or a reasonable likelihood of having a “going private effect” within the meaning of Rule 13e-3(a)(3)(ii) under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”).

As disclosed on pages 11 and 12 of the Offer to Purchase, neither Bellevue nor the Company currently has any plans, proposals or negotiations underway that relate to or would result in either of the effects specified in Rule 13e-3(a)(3)(ii) (each, a “Rule 13e-3 Effect”). Specifically, Bellevue has disclosed on page 11 of the Offer to Purchase that “the consummation of the Offer will not cause the Company’s shares to be delisted from the NYSE or eligible for deregistration under the Exchange Act.”

Securities and Exchange Commission Division of Corporation Finance May 16, 2024 Page 3

Furthermore, Bellevue does not believe there is a reasonable likelihood that the Offer would result, directly or indirectly, in a Rule 13e-3 Effect involving the Company. Based on information provided to Bellevue by the Company, the number of record holders of the Company’s common stock, calculated in accordance with Rule 12g5-1 under the Exchange Act, is approximately 3,125. This number is well above the 300 person limitation in Rule 13e-3. While the Offer can be expected to result in a decrease of the number of record holders, based on the number of shares subject to the Offer, Bellevue expects the number of record holders to be significantly above 300 persons after the Offer. In addition, based on information provided by the Company, Bellevue believes there are approximately 6,100 beneficial owners of its common stock. This number is well above the 400 person requirement for listing on the New York Stock Exchange. While the Offer can be expected to result in a decrease in the number of beneficial owners, because of the number of shares subject to the Offer and because a significant number of shares sought to be purchased in the Offer are held by banks and brokers that hold positions for multiple beneficial owners, whose positions are unlikely to be terminated altogether, Bellevue expects the number of beneficial owners after the Offer to remain significantly above 400 holders.

Accordingly, Bellevue believes that the Offer is not reasonably likely to cause either of the Rule 13e-3(a)(3)(ii) Effects.

Withdrawal Rights

3.	Under Section 14(d)(5) of the Exchange Act, tendered shares may be withdrawn if not accepted for payment at any time after 60 days from commencement of the offer. Please revise to note the existence of such “back end” withdrawal rights in this Offer. Refer to Item 4 of Schedule TO and Item 1004(a)(1)(vi) of Regulation M-A.

In response to the Staff’s comment, Bellevue has revised the disclosure on page 14 of the Offer to Purchase.

Conditions of the Offer, page 16

4.	On page 16 of the Offer to Purchase, you have included a condition that will be triggered by “the commencement or escalation of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States.” Given current ongoing hostilities, please revise this disclosure to explain what is meant by “indirectly involving the United States” for purposes of this condition so that shareholders can better understand its scope.

In response to the Staff’s comment, Bellevue has revised the disclosure on pages 3 and 16 of the Offer to Purchase.

5.	Refer to the first, second, and seventh conditions listed on pages 16-17 of the Offer to Purchase and the terms “threatened” and “position or policy.” A tender offer may be conditioned on a variety of events and circumstances provided that they are not within the direct or indirect control of the offeror. The conditions also must be drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. Refer to Question 101.01 of the Tender Offer Rules and Schedules Compliance and Disclosure Interpretations (March 17, 2023). Please revise these terms so that each of these conditions are objectively determinable.

Securities and Exchange Commission Division of Corporation Finance May 16, 2024 Page 4

In response to the Staff’s comment, Bellevue has revised the disclosure on pages 16 and 17 of the Offer to Purchase.

6.	Refer to the following statement on page 17 of the Offer to Purchase: “If any of the conditions referred to above is not satisfied, we may . . . delay acceptance for payment or payment for shares, subject to applicable law, until satisfaction of waiver of the conditions to the Offer.” All conditions to an offer, except conditions relating to the receipt of governmental approvals necessary to consummate the offer, must be satisfied or waived as of expiration. Please revise this statement to remove the implication that you may lawfully delay acceptance for payment for reasons other than satisfying Offer conditions involving the receipt of governmental approvals, or advise.

In response to the Staff’s comment, Bellevue has revised the disclosure on page 18 of the Offer to Purchase.

Certain Information Concerning Us, page 19

7.	Please revise your disclosure in this section and in Schedule I to the Offer to Purchase to include the information required by Item 3 of Schedule TO and Item 1003(c) of Regulation M-A, including material occupations, positions, offices or employment during the past five years for any natural person specified in General Instruction C of Schedule TO. Your revised disclosure should include the name, principal business and address of each corporation or other organization which currently or previously employed such natural persons.

In response to the Staff’s comment, Bellevue has revised the disclosure on page 19 of the Offer to Purchase.

Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares, page 19

8.	Refer to the following statement on page 20 of the Offer to Purchase: “For more information regarding the Company’s related party transactions, please see the Company’s definitive proxy statement on Schedule 14A, filed with the SEC on April 17, 2024.” Please provide the basis upon which you are relying to incorporate disclosure from the Company’s definitive proxy statement on Schedule 14A, filed on April 17, 2024. We note that General Instruction F of Schedule TO provides instructions regarding incorporation by reference to the Schedule TO itself, as opposed to another document, such as the Offer to Purchase, that the Schedule TO incorporates by reference.

In response to the Staff’s comment, Bellevue has revised the disclosure on pages 20 and 21 of the Offer to Purchase to remove references to the Company’s definitive proxy statement in Schedule 14A.

* * *

Securities and Exchange Commission Division of Corporation Finance May 16, 2024 Page 5

If you have any questions regarding the Schedule TO, please do not hesitate to contact the undersigned at (212) 373-3124 or dhuntington@paulweiss.com or Michael Anderson at manderson@bellevuecap.com.

Sincerely,

/s/ David S. Huntington
David S. Huntington

cc:	Nicholas S. Schorsch, Managing Member Bellevue Capital Partners, LLC David S. Huntington Paul, Weiss, Rifkind, Wharton & Garrison LLP